Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Year Ended December 31
	2013	2012	2011	2010	2009
Earnings available for fixed charges:
Income from continuing operations before income taxes	$2,764	$3,822	$4,449	$2,655	$1,682
Add:
Distributed earnings from equity in unconsolidated affiliates	19	4	13	13	17
Fixed charges	511	445	384	402	361
Subtotal	3,294	4,271	4,846	3,070	2,060
Less:
Equity in earnings of unconsolidated affiliates	9	14	20	20	16
Total earnings available for fixed charges	$3,285	$4,257	$4,826	$3,050	$2,044

Fixed charges:
Interest expense	$339	$305	$268	$308	$297
Rental expense representative of interest	172	140	116	94	64
Total fixed charges	$511	$445	$384	$402	$361

Ratio of earnings to fixed charges	6.4	9.6	12.6	7.6	5.7